Exhibit 99.2

newgold™

Management's Discussion and Analysis

For the quarter ended March 31, 2015

OPERATIONAL AND FINANCIAL HIGHLIGHTS

OPERATIONAL HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. For the first quarter of 2015, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) combined to produce 94,977 gold ounces, 23.0 million pounds of copper and 0.4 million silver ounces, providing the company with a solid start to the year.

New Gold’s production costs remained competitive compared to the broader gold mining space as New Gold had total cash costs(1) of $486 per gold ounce sold and all-in sustaining costs(1) of $1,014 per gold ounce sold in the first quarter of 2015.We believe New Gold continues to further establish itself as one of the lowest cost producers in the industry.

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FINANCIAL HIGHLIGHTS

New Gold maintains a strong liquidity position with total liquidity of $605.0 million as of March 31, 2015. New Gold has a $300.0 million revolving credit facility.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Operating information
Gold production (ounces)	94,977	91,317
Gold sales (ounces)	92,398	94,052
Average realized price ($/ounce)(1)	$1,229	$1,308
Total cash costs per gold ounce sold ($/ounce)(1)	486	254
All-in sustaining costs per gold ounce sold ($/ounce)(1)	1,014	674
Financial Information
Revenues	$168.9	$190.5
Net (loss) earnings	(43.8)	(1.8)
Adjusted net (loss) earnings(1)	(4.9)	18.2
Net cash generated from operations	69.8	81.4
Net cash generated from operations before changes in non-cash working(1)	67.4	90.1
Cash and cash equivalents	365.8	438.1
Capital expenditures	(69.2)	(56.6)
Share Data
(Loss) earnings per basic share ($)	(0.09)	0.00
Adjusted net (loss) earnings per basic share(1) ($)	(0.01)	0.04

1.	The Company uses certain non-GAAP financial performance measures throughout the Management’s Discussion & Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in the MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of the MD&A.
2.	Of the $300 million credit facility, $61.1 million is utilized for letters of credit as at March 31, 2015.

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Contents

OPERATIONAL HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	8
CORPORATE SOCIAL RESPONSIBILITY	9
OUTLOOK FOR 2015	10
KEY PERFORMANCE DRIVERS	11
FINANCIAL AND OPERATING RESULTS	14
REVIEW OF OPERATING MINES	18
DEVELOPMENT AND EXPLORATION REVIEW	29
FINANCIAL CONDITION REVIEW	34
NON-GAAP FINANCIAL PERFORMANCE MEASURES	39
ENTERPRISE RISK MANAGEMENT	45
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	52
CONTROLS AND PROCEDURES	56
CAUTIONARY NOTES	57

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2015

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three months ended March 31, 2015 and 2014 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A should also be read in conjunction with our audited annual financial statements for the year ended December 31, 2014 and the related Management’s Discussion and Analysis. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. This MD&A has been prepared as at April 29, 2015. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. The Company’s principle operating assets consist of the New Afton gold-copper mine in Canada, the Mesquite gold mine in the United States, the Peak Mines gold-copper mine in Australia and the Cerro San Pedro gold-silver mine in Mexico. In addition, New Gold’s principle development projects are its 100% owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. New Gold also owns 30% of the El Morro (“El Morro”) project in Chile.

New Gold’s operating portfolio is diverse both geographically and in the range of commodities that its operations produce. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs well below the industry average. With a strong liquidity position, a simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry leading intermediate gold producer.

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OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Operating information
Gold (ounces):
Produced (1)	94,977	91,317
Sold (1)	92,398	94,052
Copper (millions of pounds):
Produced (1)	23.0	25.9
Sold (1)	22.1	25.1
Silver (millions of ounces):
Produced (1)	0.4	0.4
Sold (1)	0.3	0.4
Average realized price (2):
Gold ($/ounce)	1,229	1,308
Silver ($/ounce)	16.65	20.40
Copper ($/pound)	2.59	2.98
Total cash costs per gold ounce sold (2)(3)	486	254
All-in sustaining costs per gold ounce sold (2)(3)	1,014	674
Total cash costs per gold ounce sold on a co-product basis (2)(3)	729	658
All-in sustaining costs per gold ounce sold on a co-product basis (2)(3)	1,069	908
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenues. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenues were treated as co-products, co-product total cash costs for the first quarter of 2015 would be $9.76 per silver ounce (2014 –10.03) and $1.68 per pound of copper (2014 -$1.64) and co-product all-in sustaining costs for the first quarter of 2015 would be $14.37 per silver ounce (2014 - $13.93) and $2.40 per pound of copper (2014 -$2.21).

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Gold production for the first quarter of 2015 increased by 4% to 94,977 ounces, compared to 91,317 ounces in the prior-year period. The production increase was driven by a strong first quarter at Cerro San Pedro, offset with a production decrease at New Afton. The balance of the two operations remained consistent with the first quarter of 2014. At Cerro San Pedro, production increased by 50% to 25,950 ounces, compared to the prior-year period. This increase in production was driven by a 150% increase in ore tonnes mined and placed on the leach pad, coupled with a 30% increase in gold grade. At New Afton, the decrease in production was primarily the result of higher daily throughput at the mine, resulting in an increase in the grind size of the ore, leading to lower recoveries.

Gold sales were 92,398 ounces for the first quarter of 2015 compared to 94,052 ounces in the prior-year period. Despite an increase in production compared to the prior-year period gold sales were impacted by the timing of sales in the period.

Copper production for the first quarter of 2015 was 23.0 million pounds, compared to 25.9 million pounds in the prior-year period. The primary decrease in copper production was a due to New Afton. At New Afton, daily throughput at the mill has increased, resulting in a larger grind size which reduces recoveries. Subsequent to the end of the first quarter of 2015 the Company has commissioned the new vertimill, as part of the mill expansion project, which will increase the grinding capacity of the mill and will optimize grind size yielding improved recoveries. At Peak Mines, the 0.5 million pound decrease in copper production relative to the prior-year period was due to the decrease in ore tonnes processed.

Copper sales were 22.1 million pounds for the first quarter of 2015 compared to 25.1 million pounds in the prior-year period. This decrease was driven by decreased copper production from both New Afton and Peak Mines for the first quarter of 2015.

Silver production for the first quarter of 2015 was 0.4 million ounces, consistent with the 0.4 million ounces in the prior-year period. At Cerro San Pedro, the increase in ore tonnes mined and placed was offset by a decrease in silver grade. The silver contribution from New Afton and Peak Mines remained consistent with the first quarter of 2014.

Total cash costs per gold ounce sold, net of by-product sales, were $486 per ounce for the first quarter of 2015, compared to $254 per ounce in the prior-year period. The increase in total cash costs relative to the prior-year period was primarily a result of a $21 million, or $209 per ounce, decrease in copper and silver by-product revenues, driven by a combination of lower by-product sales volumes and realized prices. The impact of the lower by-product revenues coupled with lower gold sales volumes was only partially offset by the depreciation of the Canadian and Australian dollars and Mexican peso relative to the U.S. dollar.

All-in sustaining costs per gold ounce sold were $1,014 per ounce for the first quarter of 2015, compared to $674 per ounce in the prior-year period. This increase was primarily due to the planned waste stripping costs incurred at Mesquite which will provide improved access to ore in the second half of 2015 and 2016 and the higher cash cost component partially offset by a decrease in corporate administration and exploration.

Subsequent to the quarter the mill expansion project at New Afton was being commissioned, ahead of schedule and below budget. The Vertimill was successfully commissioned in mid-April approximately one month ahead of schedule with additional flotation cells currently being commissioned. The project capital cost of approximately $35 million is $10 million, or 22%, below budget, attributable to combination of project execution and depreciation of the Canadian dollar relative to the U.S. dollar since the project budget was established in 2014.

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FINANCIAL HIGHLIGHTS

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
FINANCIAL INFORMATION
Revenues	168.9	190.5
Operating margin (1)	69.3	92.0
Earnings from mine operations	14.2	40.4
Net (loss) earnings	(43.8)	(1.8)
Adjusted net earnings(1)	(4.9)	18.2
Net cash generated from operations	69.8	81.4
Net cash generated from operations before changes in non-cash operating working capital (1)	67.4	90.1
Capital expenditures	69.2	56.6
Total assets	3,907.7	3,881.8
Cash and cash equivalents	365.8	370.5
Long-term debt	876.9	874.3

Share Data
Earnings (loss) per share:
Basic ($)	(0.09)	(0.00)
Diluted ($)	(0.09)	(0.00)
Adjusted net earnings per basic share ($) (1)	(0.01)	0.04
Share price as at March 31 (TSX – Canadian dollars)	4.25	5.47
Weighted average outstanding shares (basic) (millions)	508.6	503.5

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share and net cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $168.9 million for the first quarter of 2015, compared to $190.5 million in the same prior-year period. Revenue was negatively impacted by lower average realized price of all metals, combined with a decrease in gold and copper sales. The average realized prices for the first quarter of 2015 were $1,229 per gold ounce, $2.59 per pound of copper and $16.65 per silver ounce, compared to $1,308 per gold ounce, $2.98 per pound of copper and $20.40 per silver ounce in the prior-year period.

Earnings from mine operations were $14.2 million for the first quarter of 2015, compared to $40.4 million in the same prior-year period. The decrease in earnings from mine operations is primarily attributed to lower gold and copper sales volume, and lower average realized commodity prices and increased depreciation. The company’s operating expenses remained consistent with the prior-year quarter as costs associated with increased mining activity at New Afton and Peak Mines were offset by the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar. The increase in depreciation was driven by the higher quarterly production.

Net loss of $43.8 million or $0.09 per basic share for the first quarter of 2015, compared to a net loss of $1.8 million or $0.00 per basic share in the same prior-year period. The net loss was impacted by the change in earnings from mine operations as discussed above, and foreign exchange losses recorded in “Other losses”, of $36.0 million, due to the revaluation of deferred tax liabilities caused by the depreciation of the Canadian and Australian dollar as well as the Mexican Peso.

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Adjusted net loss for the first quarter of 2015 was $4.9 million or $0.01 per basic share, compared to earnings of $18.2 million or $0.04 per basic share in the same prior-year period. Adjusted net loss was impacted by the change in earnings from mine operations and increased finance costs, partly offset by decreased exploration costs.

Net cash generated from operations for the first quarter of 2015 was $69.8 million compared to $81.4 million in the same prior-year period. The decrease in cash generated from operations was primarily driven by lower average realized commodity prices and lower sales volumes on all metals, partially offset by a $7.5 million decrease in cash taxes and a $2.0 million decrease in exploration and business development expenses. This During the first quarter, New Gold received $10 million in tax refunds which related to installment overpayments in prior periods for Cerro San Pedro which resulted in a net tax refund for the company in the first quarter of 2015.

Cash and cash equivalents were $365.8 million at March 31, 2015 compared to $370.5 million at December 31, 2014. Net cash generated from operations of $69.8 million was offset by cash used in investing activities of $68.8 million, cash generated by financing activities of $0.1 million and $5.8 million from the impact of foreign exchange on cash and cash equivalents.

CORPORATE DEVELOPMENTS

New Gold’s strategy is to continue strong operational execution at its current assets while pursuing disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has successfully enhanced the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing shareholder value. New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On January 1, 2015 New Gold completed the acquisition of Bayfield Ventures Corp. ("Bayfield") and as a result New Gold acquired all of Bayfield's assets, which include a 100% interest in three mineral properties, totalling ten square kilometres, located adjacent to the Rainy River project in northwestern Ontario. One of the three properties, the Burns Block, lies between the eastern edge of the planned open pit and the underground Intrepid zone at Rainy River. The incorporation of Bayfield’s Burns block exploration drilling results into the mineral resource estimate has resulted in the addition of 222 thousand ounces of contained gold and 3.6 million ounces of contained silver to the combined open pit and underground Measured and Indicated mineral resource (exclusive of reserves) when compared to the 2014 year-end mineral resource reported by the company on February 4, 2015. This positive impact is driven by the addition of 9.6 million tonnes at an average gold grade of 0.74 g/t and an average silver grade of 11.9 g/t.

On January 30, 2015 New Gold announced the receipt of key environmental approvals for Rainy River. Receipt of these approvals enables the Company to apply for other permits through the development and operational phases of the project and to begin preliminary development work at the project. Site clearing activities at Rainy River commenced in the first quarter of 2015.

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CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve these objectives through the protection of the health and well-being of its people and host communities as well as industry leading practices in the areas of environmental stewardship and community engagement and development. The Company is proud to have been listed in the 2014 Maclean’s/Sustainalytics – Top 50 Socially Responsible Corporations in Canada and in the “Future 40 Most Responsible Corporate Leaders in Canada” by Corporate Knights in 2014 and 2015.

As a participant and supporter of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. New Gold believes that its people are its most valued assets. The Company strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and acceptance in worker-to-worker relationships. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations the Company promotes the efficient use of raw materials and resources, work to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land-use determined through consultation with local stakeholders.

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New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strive to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

Environmental and community Highlights for Q1 2015

•      New Afton undertook tailings dam safety study with staff and local stakeholders.

•      In accordance with the Cerro San Pedro closure plan, the Company provided administrative and mechanical training to current staff and member of the local communities.

•      Performed the first stage training to the local community group Desarrollo Cerro San de Pedro team at Cerro San Pedro.

•      New Afton participated in First Nations Career Fairs and implemented the Stk’emlúpsemc te Secwépemc Nation Job Readiness Program providing career coaching and specialist training.

OUTLOOK FOR 2015

New Gold is pleased to reiterate its guidance for 2015 as follows:

	Gold Production	Copper Production	Silver Production	Total Cash Costs(1)	All-in Sustaining Costs(1)
	(thousands of ounces)	(millions of pounds)	(millions of ounces)	(per gold ounce sold)	(per gold ounce sold)
New Afton	105 - 115	85 - 95	-	($1,070) - ($1,030)	($560) - ($520)
Mesquite	110 - 120	-	-	$925 - $965	$1,290 - $1,330
Peak Mines	85 - 95	15 - 17	-	$660 - $700	$1,005 - $1,045
Cerro San Pedro	90 - 100	-	1.75 - 1.95	$955 - $995	$1,005 - $1,045
Total	390 - 430	100 - 112	1.75 - 1.95	$340 - $380	$745 - $785
1.	Net of by-product silver and copper revenues.

As part of New Gold’s 2015 guidance, the company indicated that approximately 55% of the year’s production would be in the second half of the year. As a result of the geotechnical challenges at the Peak Mines and related revisions to the mine plan, the company now anticipates approximately 60% of its planned production will be in the third and fourth quarters of 2015. For the full year, the company expects gold production at Mesquite and Cerro San Pedro to be at the high end of their respective ranges, while New Afton and the Peak Mines may be toward the low end of their ranges.

New Gold’s 2015 cost guidance was for all-in sustaining costs of $745 to $785 per ounce, including total cash costs of $340 to $380 per ounce. The company’s cost guidance is based on assumptions of $2.75 per pound of copper and $16.00 per ounce of silver and foreign exchange rates for the Canadian dollar, Australian dollar and Mexican peso of $1.25, $1.25 and $15.00 to the U.S. dollar. The company’s all-in sustaining costs are most sensitive to movements in the copper price, where a $0.25 per pound change in the realized copper price results in an approximate $65 per ounce change in all-in sustaining costs. As a result, the prevailing copper price over the balance of 2015 will influence the company’s full-year costs, particularly as the average realized copper price in the first quarter was $0.16 per pound below the guidance assumption. In addition to the copper price, costs will be impacted by the relative production contribution of the company’s four operations. As a higher percentage of production is expected to be delivered by New Gold’s two higher cost, open pit mines, total cash costs and all-in sustaining costs may be at the high end, or slightly above, their respective ranges for the year.

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KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that is critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 94,977 gold ounces in the first quarter of 2015. Total cash costs and all-in sustaining costs for the first quarter of 2015, net of by-product sales, were $486 and $1,014 per gold ounce sold, respectively.

New Gold continues to deliver against guidance with respect to the key internal drivers.

Commodity Prices

Gold Prices

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the first quarter ended March 31, 2015, New Gold achieved an average realized gold price of $1,229 per ounce compared to the London PM fix average gold price of $1,219 per ounce. New Gold achieved a higher realized gold price compared to the London PM fix average primarily as a result of provisionally priced sales settling in the first quarter of 2015 at higher prices than recorded in the previous quarter.

The outlook for the gold price remains subject to volatility in the near term, but as interest rates remain low and the economic recovery is uncertain, the fundamentals that support the gold price remain in place. As a lower cost producer, we believe New Gold is in a strong position to operate both in a low gold price environment and to take advantage of higher gold prices through our growth projects.

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Copper Prices

For the first quarter ended March 31, 2015, New Gold’s average realized copper price was $2.59 per pound compared to the average London Metals Exchange copper price of $2.64 per pound.

Silver Prices

For the first quarter ended March 31, 2015, New Gold had an average realized silver price of $16.65 per ounce compared to an average London PM fix price of $16.72 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia, Mexico and Chile, while revenues are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened against the U.S. dollar by approximately 9% in the first quarter of 2015. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as the capital cost at the Company’s Canadian development properties.

The Australian dollar weakened against the U.S. dollar by approximately 7% in the first quarter of 2015. A weaker Australian dollar decreases costs in U.S. dollar terms at the Company’s Australian operations, Peak Mines.

The Mexican peso weakened against the U.S. dollar by approximately 3% in the first quarter of 2015. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a significant driver of U.S. dollar-denominated costs.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2015 relative to 2014, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro for details.

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Economic Outlook

The gold price ended the first quarter of 2015 flat compared to the end of 2014, while copper declined by almost 5% during the same period. Against a background of an increasingly strong U.S. dollar (up almost 9% against a basket of major world currencies during the first quarter), metal prices have held up relatively well, particularly in the case of gold. The U.S. has shown tentative signs of recovery, but growth elsewhere has been unpredictable. In Europe, the emergence of marginally positive data has been countered by the potential that Greece will be forced out of the Eurozone. To this end, despite talk of imminent increases in U.S. interest rates, there have been 29 cases of monetary easing by central banks in the past five months, and aggregate global inflation and interest rates are likely to remain low for the foreseeable future. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. During the three months ended March 31, 2015 the Company entered into diesel swap contracts to hedge the diesel price exposure of 54% of the diesel consumption at Mesquite at approximately $2.25 per gallon for the 21-month period beginning in April 2015 and ending December 2016. Additionally, the Company took advantage of the weak Canadian dollar and converted $200 million into Canadian dollars to fund future capital development, primarily at Rainy River. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL AND OPERATING RESULTS

Summary of Quarterly Financial and Operating Results

RECONCILIATON OF FIRST QUARTER NET EARNINGS – Q1 2014 TO Q1 2015

(in millions of U.S dollars)

Revenue

Revenue was $168.9 million for the first quarter of 2015, compared to $190.5 million in the prior-year period. The decrease in revenue compared to the prior-year period is driven primarily by lower average realized commodity prices in addition to a decrease in sales volumes on all metals. The average realized prices for the first quarter of 2015 were $1,229 per gold ounce, $2.59 per pound of copper and $16.65 per silver ounce, compared to $1,308 per gold ounce, $2.98 per pound of copper and $20.40 per silver ounce in the prior-year period.

Operating expenses

Operating expenses for the first quarter of 2015 were consistent with the prior-year period at $99.6 million compared to $98.5 million.

Depreciation and depletion

Depreciation and depletion for the first quarter of 2015 was consistent with the prior-year period at $55.1 million compared to $51.6 million.

Earnings from mine operations

Earnings from mine operations for the first quarter of 2015 were $14.2 million compared with $40.4 million in the prior-year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices and lower sales volume on a metals.

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Exploration and business development

Exploration and business development expense was $1.1 million in the first quarter of 2015 compared to an expense of $3.1 million for the prior-year period. Expenditures were primarily incurred at Peak Mines. The prior-year period included exploration costs relating to Blackwater, Mesquite and Peak Mines.

Other gains and losses

The following other gains and losses are all added back for the purposes of adjusted net (loss) earnings:

Non-hedged derivatives

In the first quarter of 2015, the Company recorded a gain of $4.5 million related to the mark-to-market of the share purchase warrants. This compares to a gain of $2.3 million in the prior-year period. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability under IFRS. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Foreign exchange

In the first quarter of 2015, the Company recognized a foreign exchange loss of $36.0 million compared to a loss of $18.8 million in the prior-year period. The foreign exchange loss is primarily due to the depreciation of local currencies and the revaluation on the deferred tax liabilities related to non-monetary assets and liabilities.

Income tax

Income and mining tax expense in the first quarter of 2015 was $6.8 million compared to $7.3 million in the prior-year period, reflecting an effective tax rate of 18% for the first quarter of 2015 compared to 133% in the prior-year period. The primary reason for a lower unadjusted effective tax rate is the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. In the first quarter of 2015 the company recorded a foreign exchange expense of $36.0 million on non-monetary assets and liabilities as compared to $12.3 million in the same prior-year period with no associated tax impact. The effect on the tax rate is higher in the first quarter of 2015, primarily as a result of the stronger U.S. dollar.

On an adjusted net (loss) earnings basis, the effective tax rate in the first quarter of 2015 was 13% compared to 36% in the prior-year period. The adjusted effective tax rate excludes the impact of foreign exchange, the hedge settlement in the prior-year period, and any associated changes in the recognition of deferred tax assets.

Net loss

For the first quarter of 2015, New Gold had a net loss of $43.8 million, or $0.09 per basic share compared with a net loss of $1.8 million, or $0.00 per basic share in the prior-year period. This change was primarily driven by lower earnings from mine operations in the quarter.

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Adjusted net loss

For the first quarter of 2015, adjusted net loss was $4.9 million or $0.01 per basic share, compared to adjusted net earnings of $18.2 million or $0.04 per basic share in the prior-year period.

RECONCILIATON OF FIRST QUARTER ADJUSTED NET EARNINGS – Q1 2014 TO Q1 2015

(in millions of U.S. dollars)

The net loss has been adjusted, including the associated tax impact, for costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss; and other non-recurring items. Net loss is also adjusted for inventory net realizable value provisions. Other adjustments to net loss in the prior-year period include the non-cash loss incurred on the monetization of the Company’s legacy hedge position as it is realized into income over the original term of the hedge contract, which is included in revenue.

See “Non-GAAP Financial Performance Measures” for reconciliation of the net loss to adjusted net earnings.

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Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Operating information
Gold production (ounces)	94,977	105,992	93,367	89,460	91,317	106,520	94,038	102,435	94,695
Gold sales (ounces)	92,398	104,224	88,168	84,736	94,052	104,523	94,082	98,037	95,181

Revenues	168.9	188.1	169.3	178.1	190.5	198.4	196.0	183.5	201.8

Net (loss) earnings	(43.8)	(431.9)	(59.6)	16.2	(1.8)	(254.7)	12.2	15.0	36.3
Per share:
Basic	(0.09)	(0.86)	(0.12)	0.03	0.00	(0.51)	0.02	0.03	0.08
Diluted	(0.09)	(0.86)	(0.12)	0.03	0.00	(0.51)	0.02	0.03	0.08

Adjusted net earnings	(4.9)	13.4	5.4	8.2	18.2	16.7	20.0	4.3	20.6
Per share:
Basic	(0.01)	0.03	0.01	0.02	0.04	0.04	0.04	0.01	0.04
Diluted	(0.01)	0.03	0.01	0.02	0.04	0.03	0.04	0.01	0.04

Production

The Company’s consolidated gold production during the first quarter of 2015 was 94,977 ounces compared to 91,317 ounces in the prior-year period. The production increase was driven by a strong first quarter at Cerro San Pedro, with production at the balance of the three operations remaining in line with the first quarter of 2014.

Consolidated copper production during the first quarter of 2015 was 23.0 million pounds compared to 25.9 million pounds in the prior-year period with both New Afton and Peak Mines contributing to the slight decrease. At New Afton, the benefit of the increase in throughput was offset by the decrease in copper grade and recovery. It is expected that copper recoveries will improve with the commissioning of the new vertimill and optimization of the grind size. At Peak Mines, the 0.5 million pound decrease in copper production relative to the prior-year period was due to the decrease in ore tonnes processed.

Consolidated silver production during the first quarter of 2015 remained consistent with the prior-year period at 0.4 million ounces compared to 0.4 million ounces in the first quarter of 2014. At Cerro San Pedro, the increase in ore tonnes mined and placed was offset by a decrease in silver grade. The silver contribution from New Afton and Peak Mines remained consistent with the first quarter of 2014.

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REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton gold-copper Mine is located in Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton Mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2014, the mine had 0.8 million ounces of Proven and Probable gold Mineral Reserves and 781 million pounds of Proven and Probable copper Mineral Reserves, with 1.8 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 1.4 billion pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

AT-A-GLANCE

2015 GUIDANCE:

Gold: 105,000 - 115,000 ounces

copper: 85 - 95 million pounds

Total cash costs/oz: ($1,070) - ($1,030)

ALL-IN SUSTAINING COSTS/OZ: ($560) - ($520)

Q1 2015 Production:

Gold: 23,912 Ounces

copper: 19.6 million pounds

Total cash costs/oz: ($834)

ALL-IN SUSTAINING COSTS/OZ: ($359)

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Operating information (1)
Ore mined (thousands of tonnes)	1,209	1,168
Ore processed (thousands of tonnes)	1,216	1,160
Average grade:
Gold (grams/tonne)	0.76	0.86
Copper (%)	0.90	1.00
Recovery rate (%):
Gold	80.1	84.9
Copper	81.7	86.2
Gold (ounces):
Produced (1)	23,912	27,364
Sold (1)	22,880	26,844
Copper (millions of pounds):
Produced (1)	19.6	22.0
Sold (1)	19.0	21.7
Silver (millions of ounces):
Produced (1)	0.1	0.1
Sold (1)	0.1	0.1
Average realized price (1):
Gold ($/ounce)	1,257	1,330
Copper ($/pound)	2.58	2.98
Silver ($/ounce)	15.96	20.19
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(834)	(1,283)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(359)	(664)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	494	413
Copper ($/pound)	1.01	0.93
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	667	630
Copper ($/pound)	1.37	1.41

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Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Financial Information:
Revenues	72.5	94.2
Operating margin(2)	47.8	70.1
Earnings from mine operations	14.6	37.0
Capital expenditures (sustaining capital)	10.6	16.2
Capital expenditures (growth capital)	9.0	4.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly Operating Results

Production

For the first quarter of 2015, New Afton gold production was 23,912 gold ounces compared to 27,364 gold ounces in the prior-year period. Copper production was 19.6 million pounds of copper compared to 22.0 million pounds of copper in the prior-year period. Production decreases were caused primarily by lower grades and recoveries for both gold and copper. This was partially offset by a 5% increase in ore tonnes processed. The decrease in recovery is primarily driven by the higher throughput, resulting in an increase in the grind size of ore, as well as lower grade. With the commissioning of the new vertimill, subsequent to quarter end, the grinding capacity of the New Afton mill will be increased which should enable grind size to be optimized and recoveries to be improved. As a result, production from New Afton is expected to increase in the coming quarters.

Revenue

For the first quarter of 2015, revenue was $72.5 million compared to $94.2 million in the prior-year period due to decreased gold and copper sales and by lower average realized commodity prices. The average realized gold price for the first quarter of 2015 was $1,257 per gold ounce compared to $1,330 per gold ounce in the prior-year and compared favourably to the London PM fix average of $1,219 per gold ounce. The realized gold price in the quarter exceeded the London PM fix average price due to the final settlement of sales made in prior periods in the first quarter of 2015. These settlements contributed an additional $70 per gold ounce to the realized price in the quarter. The average realized copper price for the first quarter of 2015 was $2.58 per pound of copper compared to $2.98 per pound of copper in the prior-year period and the London Metals exchange copper price of $2.64 per pound.

At the end of the quarter, the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 13,506 ounces of gold and 35.4 million pounds of copper. Exposure to these movements in market metal prices is reduced by 33.6 million pounds of copper swaps outstanding at March 31, 2015, with settlement periods ranging from April 2015 to October 2015.

Earnings from mine operations

For the first quarter of 2015, New Afton generated $14.6 million in earnings from mine operations compared to $37.0 million in the prior-year period. Decreased revenues from lower gold and copper sales and lower average realized prices primarily impacted earnings from mine operations.

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Total cash costs and all-in sustaining costs

In the first quarter of 2015, total cash costs per gold ounce sold, net of by-product sales were ($834) per ounce compared to ($1,283) per ounce in the prior-year period. The change in total cash costs was driven by lower realized prices and lower sales volume of copper by-product. Cash costs per ounce of gold sold in the first quarter of 2015 were further affected by the decrease in gold sales volumes, the impact of which was only partially offset by a 13% depreciation of the Canadian dollar relative to the U.S. dollar. The mine’s operating costs, including mining, processing and general and administrative costs, were $17.71 per tonne. All-in sustaining costs per gold ounce sold were ($359) per ounce compared to ($664) per ounce for the prior-year period due to a planned decrease in sustaining capital expenditures and lower by-product credits.

New Afton’s first quarter co-product cash costs of $494 per ounce of gold and $1.01 per pound of copper increased slightly when compared to the prior-year quarter. However, as a result of the decrease in quarterly sustaining capital expenditures, the mine’s first quarter co-product all-in sustaining costs of $667 per ounce of gold and $1.37 per pound of copper remained consistent with the first quarter of 2014.

Capital expenditures

For the first quarter of 2015, capital expenditures totalled $19.6 million, of which $10.6 million related to sustaining capital and $9.0 related to non-sustaining, or growth capital. This compares to $21.0 million in the prior-year period, of which $16.2 million related to sustaining capital and $4.8 million related to growth capital. In the first quarter of 2015, sustaining capital expenditures primarily related to mine development costs and the dam raise project, while the prior-year sustaining capital primarily related to the purchase of a CAT truck and mine development costs. Growth capital in the first quarter of 2015 related to the C-zone and the mill expansion project.

Impact of Foreign Exchange on Operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. The value of the U.S. dollar for during the first quarter of 2015 averaged $1.24 against the Canadian dollar compared to $1.10 for the prior-year period, resulting in a positive impact on cash costs of $170 per gold ounce sold.

Mill expansion

Subsequent to the quarter the mill expansion project was successfully commissioned currently being ramped up and optimized.

•	Vertimill successfully commissioned in mid-April approximately one month ahead of schedule.

•	Additional flotation cells currently being commissioned.

•	Project delivered at capital cost approximately of $35 million which, is $10 million, or 22%, below budget, attributable to combination of project execution and depreciation of the Canadian dollar relative to the U.S. dollar since the project budget was established in 2014.

Exploration Activities

During the first quarter of 2015 New Gold completed a scoping level study to evaluate the potential to develop the C-zone mineral resource which underlies the current block cave reserve. The C-zone scoping study is based on a mineral resource estimate that has been defined by 138 core holes totaling 84,239 metres of underground drilling completed between July 2012 and July 2014. Details of the scoping study are included in a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report for New Afton which was filed on SEDAR on March 23, 2015. The results of additional drilling conducted subsequent to the C-zone scoping study between August and December 2014 have been incorporated into an updated mineral resource estimate reported by the company as part of its 2014 year-end mineral reserve and mineral reserve statement. The 2014 year-end mineral resource estimate for the C-zone is serving as the basis for a feasibility study for the project that is currently in progress and scheduled for completion by the end of 2015.

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Exploration drilling to further expand and upgrade the C-zone mineral resource to measured and indicated status is expected to resume in 2016 following the completion of an underground decline to access the B3 reserve block and provide sites for new underground drill bay stations.

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. The mine resumed production in 2008. At December 31, 2014, the mine had 1.7 million ounces of Proven and Probable gold Mineral Reserves and 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

AT-A-GLANCE

2015 GUIDANCE:

Gold: 110,000 - 120,000 ounces

Total cash costs/oz: $925 - $965

ALL-IN SUSTAINING COSTS/OZ: $1,290 - $1,330

Q1 2015 Production:

Gold: 25,687 ounces

Total cash costs/oz: $889

ALL-IN SUSTAINING COSTS/OZ: $1,708

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Operating information (1)
Ore mined and placed on leach pad (thousands of tonnes)	1,498	1,708
Waste mined (thousands of tonnes)	13,779	9,598
Ratio of waste to ore	9.20	5.62
Average grade:
Gold (grams/tonne)	0.32	0.40
Gold (ounces):
Produced (1)(2)	25,687	25,732
Sold (1)	27,834	27,982
Average realized price (3)(4):
Gold ($/ounce)	1,216	1,294
Total cash costs per gold ounce sold ($/ounce) (3)(4)	889	893
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,708	1,069

Financial Information (1):
Revenues	33.8	29.3
Operating margin(3)	9.3	4.6
Earnings (loss) from mine operations	1.3	(1.8)
Capital expenditures (sustaining capital)	22.5	3.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.

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3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Average realized price per gold ounce for Mesquite for the first quarter of 2014 excludes the revenue reduction related to the hedge monetization over the original term of the hedge.

Quarterly Operating Results

Production

For the first quarter of 2015, gold production at Mesquite was 25,687 ounces compared to 25,732 ounces in the prior-year period. Production remained consistent with the prior-year period, despite a planned focus on waste stripping during the first quarter of 2015. As anticipated, Mesquite’s first quarter production benefitted from the large number of recoverable ounces that were placed on the leach pad towards the end of 2014. Ore tonnes mined and placed on the leach pad during the quarter were below the prior-year quarter at 1.5 million tonnes, however, with the benefit of the additional trucks purchased in 2014 as well as increased operational efficiencies, the total material moved at Mesquite increased by 35% to 15.3 million tonnes. As a result of increased waste stripping, Mesquite remains well positioned to deliver on its scheduled increases in ore tonnes mined and placed which should result in higher production in the second half of 2015.

Revenue

For the first quarter of 2015, revenue was $33.8 million compared to $29.3 million in the prior-year period. Revenue in the first quarter of 2014 was impacted by a non-cash charge of $6.8 million related to the monetization of the Company’s legacy hedge position as it was realized into income over the original term of the hedge contract, with the original term of the hedge ending on December 31, 2014. Revenue was negatively impacted by a lower average realized gold price. The average realized gold price for the first quarter of 2015 was $1,216 per ounce compared to $1,294 per gold ounce sold in the prior-year period and the London PM fix average of $1,219 per gold ounce.

Earnings (loss) from mine operations

For the first quarter of 2015, Mesquite had earnings of $1.3 million from mine operations compared to a $1.8 million loss in the prior-year period. Operating costs and depreciation and depletion remained consistent with the prior-year period.

Total cash costs and all-in sustaining costs

Total cash costs per gold ounce sold for the first quarter of 2015 were $889 per ounce compared to $893 per ounce in the prior-year period. Cash costs benefited from the decrease in diesel prices contributing to a decrease in the mining cost per tonne of material moved. The Company has hedged 54% of the diesel consumption at Mesquite at approximately $2.25 per gallon for the 21-month period beginning in April 2015 and ending in December 2016. The $2.25 price is the same price that the Company used when setting Mesquite’s 2015 cost guidance.

All-in sustaining costs per gold ounce sold were $1,708 in for the first quarter of 2015 compared to $1,069 for the prior-year period reflecting higher sustaining capital expenditures. Sustaining capital expenditures included the leach pad expansion and stripping required to provide improved access to ore. The quarterly ratio of waste to ore of 9.2 to 1.0 significantly exceeded the life-of-mine average.

Looking forward, Mesquite’s all-in sustaining costs are expected to temporarily remain well above historical levels in the second quarter of 2015 before coming down significantly in the second half of 2015. The second quarter will be impacted by a combination of lower production, as less ore tonnes were placed on the pad in the first quarter, and continued elevated sustaining capital expenditures associated with the completion of the leach pad expansion and capitalized waste stripping as the high strip cycle continues during the second quarter. As approximately 70% of the mine’s full-year production is expected in the second half of 2015 and the majority of the sustaining capital is expected to have been spent, all in sustaining costs should come down significantly in the third and fourth quarters and into 2016 as strip ratios return to life of mine averages.

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Capital expenditures

For the first quarter of 2015, capital expenditures totalled $22.5 million, all of which is sustaining capital, compared to $3.8 million in the prior-year period, with the increase being driven by the spending on the leach pad expansion and pre-stripping.

Exploration Activities

No exploration activities were conducted at Mesquite during the first quarter of 2015. During 2014, the company completed 50,936 metres of delineation and infill drilling in 569 reverse circulation holes to improve resource classification and support near-term mine planning. Additional delineation and infill drilling may be conducted during the second or third quarter of 2015.

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Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2014, the mine had 0.4 million ounces of Proven and Probable gold Mineral Reserves and 89 million pounds of Proven and Probable copper Mineral Reserves, with 0.4 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 75 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

AT-A-GLANCE

2015 GUIDANCE:

Gold: 85,000 – 95,000 ounces

copper: 15 – 17 million pounds

Total cash costs/oz: $660 - $700

ALL-IN SUSTAINING COSTS/OZ: $1,005 - $1,045

Q1 2015 Production:

Gold: 19,428 ounces

copper: 3.4 million pounds

Total cash costs/oz: 846

ALL-IN SUSTAINING COSTS/OZ: $1,189

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Operating information (1)
Ore mined (thousands of tonnes)	172	197
Ore processed (thousands of tonnes)	178	204
Average grade:
Gold (grams/tonne)	3.55	3.46
Copper (%)	0.96	0.95
Recovery rate (%):
Gold	92.7	91.9
Copper	89.6	90.8
Gold (ounces):
Produced (1)	19,428	20,920
Sold (1)	19,729	19,797
Copper (millions of pounds):
Produced (1)	3.4	3.9
Sold (1)	3.0	3.4
Average realized price (2):
Gold ($/ounce)	1,225	1,315
Copper ($/pound)	2.66	2.95
Silver ($/ounce)	18.13	20.88
Total cash costs per gold ounce sold (2)(3)	846	757
All-in sustaining costs per gold ounce sold (2)(3)	1,189	1,102

Financial Information:
Revenues	31.5	35.2
Operating margin (2)	7.0	11.0
Earnings (loss) from mine operations	(4.0)	0.7
Capital expenditures (sustaining capital)	5.8	6.0
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If copper revenue was treated as a co-product, the average total cash costs at Peak Mines for the first quarter of 2015 would be $928 per gold ounce (2014 -$899) and $2.15 per pound of copper (2014 -$2.16). All-in sustaining costs on a co-product basis for the first quarter of 2015 would be $1,181 per gold ounce (2014 -$1,145) and $2.71 per pound of copper (2014 -$2.71).

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Quarterly Operating Results

Production

For the first quarter of 2015, Peak Mines produced 19,428 gold ounces compared to 20,920 gold ounces in the prior-year period. Copper production was 3.4 million pounds of copper compared to 3.9 million pounds of copper in the prior-year period. Production was impacted by a decrease in tonnes processed which was only partially offset by the combined benefit of increased grade and recovery. The 13% decrease in throughput was partially attributable to geotechnical challenges in the main stoping area of the Perseverance ore body which led to reduced accessibility and decreased tonnes mined and processed. The Perseverance ore body was not accessed for mining in the final three weeks of the quarter and into early April as the team focused its efforts on rehabilitation and remediation of the impacted area. Peak Mines comprise of multiple ore bodies that feed a central mill, and plans have been put in place to source additional material from alternative production headings while activity at Perseverance is temporarily limited. Mining activity in Perseverance was successfully restarted in mid-April, however, mining of the ore body will not be proceeding at full capacity until ground conditions have fully stabilized.

Revenue

For the first quarter of 2015, revenue was $31.5 million compared to $35.2 million in the prior-year period impacted by lower gold and copper sales volume as well as lower average realized commodity prices. The average realized gold price was $1,225 per ounce in the first quarter of 2015 compared to $1,315 per ounce in the prior-year period and the London PM fix average of $1,219 per gold ounce. The average realized copper price was $2.66 per pound compared to $2.95 per pound in the prior-year period and the London Metals exchange copper price of $2.64 per pound.

At March 31, 2015, the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 4,724 ounces of gold and 2.7 million pounds of copper. Exposure to these movements in market metal prices was reduced by 2.7 million pounds of copper swaps outstanding at the end of the quarter, with settlement periods ranging from May 2015 to August 2015.

(Loss) earnings from mine operations

For the first quarter of 2015, Peak Mines incurred a loss of $4.0 million in from mine operations compared to earnings of $0.7 million in the prior-year period. This loss was primarily driven by the reduction in revenue.

Total cash costs and all-in sustaining costs

For the first quarter of 2015, total cash costs per gold ounce sold, net of by-product sales, were $846 per ounce compared to $757 per ounce in the prior-year period. When compared to the prior-year period, cash costs were impacted by the decrease in copper by-product revenue stemming from a combination of lower copper sales volumes and a decrease in the realized copper price. The impact of the lower by-product revenue was partially offset by the 14% depreciation of the Australian dollar relative to the U.S. dollar. All-in sustaining costs per gold ounce sold were $1,189 per ounce for the first quarter of 2015 compared to $1,102 during the prior-year period reflecting the increase in cash costs as sustaining capital expenditures of $5.8 million, primarily related to mine development, were consistent with the prior-year period.

Capital expenditures

For the first quarter of 2015, capital expenditures totalled $5.8 million, all of which is sustaining capital, compared to $6.0 million in the prior-year period. Capital expenditures related to mine development, loader and truck purchases and capitalized exploration.

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Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. The value of the U.S. dollar for the first quarter of 2015 averaged $1.27 against the Australian dollar compared to $1.11 for in the prior-year period, resulting in a positive impact on cash costs of $177 per gold ounce sold.

Exploration Activities

During the first quarter of 2015, New Gold completed 17,893 metres in 87 holes of exploration and resource delineation drilling at its Peak Mines operation. Of this amount 25% was drilled to test potential extensions of the Jubilee and New Cobar deposits. The remaining 75% was directed at infill drilling to upgrade and convert mineral resources to reserves mainly at the Perseverance, Chesney and Jubilee deposits. Drilling to explore the extent of a new lens of high-grade copper-gold mineralization at the north end of the Peak Mine Corridor also continued during the first quarter.

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Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2014, the mine had 0.2 million ounces of Proven and Probable gold Mineral Reserves and 7.9 million ounces of Proven and Probable silver Mineral Reserves. A summary of Cerro San Pedro’s operating results is provided below:

AT-A-GLANCE

2015 GUIDANCE:

Gold: 90,000 – 100,000 ounces

silver: 1.75 – 1.95 million ounces

Total cash costs/oz: $955 - $995

ALL-IN SUSTAINING COSTS/OZ: $1,005 - $1,045

Q1 2015 Production:

Gold: 25,950 ounces

SILVER: 0.3 MILLION OUNCES

Total cash costs/oz: $1,027

ALL-IN SUSTAINING COSTS/OZ: $1,041

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Operating information (1)
Ore mined and placed on leach pad (thousands of tonnes)	3,174	1,270
Waste mined (thousands of tonnes)	4,922	7,519
Ratio of waste to ore	1.55	5.92
Average grade:
Gold (grams/tonne)	0.40	0.31
Silver (grams/tonne)	20.16	14.00
Gold (ounces)
Produced (1)(2)	25,950	17,301
Sold (1)	21,956	19,429
Silver (millions of ounces)
Produced (1)(2)	0.3	0.3
Sold (1)	0.3	0.3
Average realized price (3):
Gold ($/ounce)	1,219	1,290
Silver ($/ounce)	16.67	20.40
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,027	947
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,041	1,080

Financial Information (1):
Revenues	31.0	31.8
Operating margin (3)	5.0	6.3
Earnings (loss) from mine operations	2.3	4.5
Capital expenditures (sustaining capital)	0.3	2.4
Capital expenditures (growth capital)	-	8.8
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If the silver revenue was treated as a co-product, the average total cash costs at Cerro San Pedro for the first quarter of 2015, would be $1,053 per gold ounce (2014 -$1,020) and $14.40 per silver ounce (2014 -$16.14). All-in sustaining costs on a co-product basis for the first quarter of 2015 would be $1,066 per gold ounce (2014 -$1,125) and $14.57 per silver ounce (2014 -$17.79).

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Quarterly Operating Results

Production

For the first quarter of 2015, Cerro San Pedro’s gold production increased by 50% to 25,950 ounces compared to 17,301 ounces in the prior-year period, representing a strong start to the year delivering the mine’s highest quarterly production since the second quarter of 2013. The increase in production was driven by a 150% increase in ore tonnes mined and placed on the leach pad coupled with a 29% increase in gold grade. The increase was caused by the Company exclusively mining the Phase 5 area of the Cerro San Pedro, compared to the prior year period, where the Company was working toward accessing the Phase 5 ore body. The combination of increased ore tonnes at higher grades being placed positions Cerro San Pedro well for the balance of the year.

Silver production was consistent at 0.3 million ounces for the first quarter of 2015 compared to 0.3 million ounces in the prior-year period. Silver production was impacted by the increase in ore tonnes mined and placed, offset by lower effective recoveries as the prior-year period was supplemented by the impact of side slope leaching.

Revenue

For the first quarter of 2015, revenue was $31.0 million compared to $31.8 million in the prior-year period with the increase in gold ounces sold being offset by lower average realized commodity prices. The average realized gold price for the first quarter of 2015 was $1,219 per ounce compared to $1,290 per ounce in the prior-year period and the London PM fix average of $1,219 per gold ounce. The average realized silver price for the first quarter of 2015 was $16.67 per ounce compared to $20.40 per ounce for the prior-year period and the London PM fix average of $16.72 per silver ounce.

Earnings (loss) from mine operations

For the first quarter of 2015, Cerro San Pedro generated earnings from mine operations of $2.3 million compared to $4.5 million in the prior-year period.

Total cash costs and all-in sustaining costs

For the first quarter of 2015, total cash costs per gold ounce sold were $1,027 per ounce compared to $947 per ounce in the prior-year period. Cash costs were impacted by a decrease in silver by-product revenue due lower realized silver price. All-in sustaining costs per gold ounce sold were $1,041 per ounce for the first quarter of 2015 compared to $1,080 for the prior-year period. The increase in total cash costs was offset by lower sustaining capital expenditures in the first quarter of 2015 relative to the prior-year period.

Capital expenditures

In the first quarter of 2015, capital expenditures totalled $0.3 million, all of which related to sustaining capital expenditures. This compares to $11.2 million in the prior-year period, which included $2.4 million of sustaining capital and $8.8 million of growth capital, relating to Phase 5 development expenditures.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of 13.24 to the U.S. dollar for first quarter of 2014 to 14.96 to the U.S. dollar for the first quarter of 2015. This had a positive impact on cash costs of $91 per gold ounce sold.

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DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of patented and unpatented mining and surface rights land claims and leasehold interests. Additionally, on January 1, 2015, New Gold completed the acquisition of Bayfield, further consolidating its holdings in the district.

AT-A-GLANCE

AS AT DECEMBER 31, 2014

PROVEN AND PROBABLE RESERVES

GOLD: 3.8 MILLION OUNCES

SILVER: 9.4 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 2.9 MILLION OUNCES

SILVER: 10.0 MILLION OUNCES

New Gold is targeting first production from Rainy River in mid-2017. Over its first nine years of full production, the 21,000 tonne per day, combined open pit-underground operation is scheduled to produce an average of 325,000 ounces of gold per year. At the current exchange rate of C$1.25/US$, total cash costs and all-in sustaining costs average approximately $570 and $670 per ounce over the first nine years of the project’s life.

The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction.

Key updates for the Rainy River project include:

Project Advancement

In the first quarter of 2015, work progressed on engineering, procurement and preparation for construction of the project and the following activities were completed:

•	Canadian Environmental Assessment Agency and Ontario Ministry of Environment and Climate Change approved Environmental Assessments for the project in January 2015.
•	Construction of the temporary accommodation facility commenced.
•	In addition to Q1 2015 project expenditures, the Company has entered into capital purchase commitments for the process plant electrical room and clearing and logging with capital commitments for the initial mining fleet, mills, crushers and major mechanical and electrical equipment entered into during 2014.
•	Detailed engineering is on schedule and approximately 80% complete.
•	Construction-related activities progressing on schedule
-	Clearing and logging – over 75% complete
-	Temporary accommodation facility – 25% complete with occupation targeted for early June
-	First major earthworks contract for the process plant site awarded in April commencement expected within the second quarter of 2015.
-	Request for proposal (“RFP”) packages for most of the civil works, concrete supply, concrete installation and steelwork have been issued for bid.
•	Accepted into the Industrial Electricity Incentive Program (“IEI Stream 3”) which enables the project to receive a reduction in electricity costs through the end of 2024.
•	Incorporated drilling completed by Bayfield into Rainy River mineral resource estimate.

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•	Current total development capital cost estimate of $877 million which includes a contingency of $74 million at an assumed exchange rate of C$1.25/US$(1). As at March 31, 2015 $87.2 million of the total development capital costs has been spent.

The Rainy River project achieved multiple important milestones during the first quarter of 2015. Most notably, site clearing is now nearing completion and the installation of the temporary accommodation facility is progressing on schedule, which will allow activities at site to move forward over the coming quarters. In addition, the Company was accepted into the IEI Stream 3 program which enables the project to receive a reduction in electricity costs through the end of 2024.

The incorporation of Bayfield’s Burns block exploration drilling results into the mineral resource estimate has resulted in the addition of 222 thousand ounces of contained gold and 3.6 million ounces of contained silver to the combined open pit and underground Measured and Indicated mineral resource (exclusive of reserves) when compared to the 2014 year-end mineral resource reported by the company on February 4, 2015. This positive impact is driven by the addition of 9.6 million tonnes at an average gold grade of 0.74 g/t and an average silver grade of 11.9 g/t.

Permitting Activities

In January 2015, the Canadian Environmental Assessment Agency granted Federal environmental regulatory approval and the Ontario Ministry of Environment and Climate Change granted Provincial environmental regulatory approval for Rainy River. This now enables the processing of construction-related permits.

Key project permits that have been applied for include the Lakes and Rivers Improvement Act permit, permits to take water, Environmental Compliance Approval (water and air) and the Species at Risk permit. The Species at Risk permit has been received, and other permits are tracking in line with the project schedule.

Additionally, on January 16, 2015 various letters of credit totalling C$16.1 million were issued to the Ministry of Northern Development and Mines in Ontario, Fisheries and Oceans Canada and the township of Chapple to satisfy the first part of the closure plan phased bonding requirement at the Rainy River project and other permits. The bonding requirement will increase through the initial years of the project according to the phasing plan, in line with expected development and operational activities at the site.

Exploration

With the completion of resource delineation and development-oriented exploration work in 2014, New Gold’s exploration strategy going forward is on the identification of new areas of untested gold potential within the company’s broader land position. The current focus is on prospective areas located within three kilometres of the planned open pit where potential extensions of favorable geology and mineralization may occur. Field reconnaissance to identify targets for possible drill testing later this year is in progress.

Environmental and Community Activities

New Gold successfully concluded a Participation Agreement with Big Grassy First Nation during the first quarter of 2015. This agreement is in addition to agreements that have already been signed with Rainy River First Nations, Naicatchewenin First Nation, the Métis Nation of Ontario and four communities of the Fort Frances Chiefs Secretariat.

1.	Reflects the combination of estimated capital adjustments from the detailed engineering work completed over the last 12 months and offsetting depreciation of the Canadian dollar relative to the U.S. dollar.

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The Participation Agreements provide for how the local Métis and First Nation communities will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with Aboriginal groups and anticipates completion of additional agreements.

Project Costs

For the first quarter of 2015, capital expenditures at Rainy River totalled $19.0 million which includes $17.8 million for development capital costs and the remainder primarily on exploration costs. This compares to $8.8 million in the prior-year period.

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold and silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During the 2014 field program, New Gold’s exploration team established a link between the known gold-silver mineral-ization in the Blackwater deposit and an area of prospective porphyry-style base and precious metal mineralization identified two kilometres to the south. Looking ahead, the company’s exploration plan for 2015 is to test prospective areas for additional gold-silver resources within a five kilometre radius south and west of the planned open pit. Preparations for a field program involving follow-up surface targeting and drill testing is on track to commence during the second quarter.

AT-A-GLANCE

AS AT DECEMBER 31, 2014

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 1.1 MILLION OUNCES

SILVER: 7.0 MILLION OUNCES

Environmental and Permitting Activities

The following related to permitting and environmental activities at Blackwater in during the first quarter of 2015:

•	Comments from key regulatory agencies and First Nations on the Environmental Assessment report were addressed and a public review is expected to start during the second quarter of 2015 with expected receipt of provincial and federal environmental assessment approvals by late 2015 or early 2016.
•	Continued key engineering studies for advancement of post-environmental assessment approval permits.
•	Continued discussions with key First Nations on Participation Agreements.

Project Costs

For the first quarter of 2015, capital expenditures totalled $2.0 million compared to $5.7 million for the prior-year period. Expenditures in the current year related to the continued advancement of the environmental assessment process and related environmental and engineering studies.

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New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton. Subsequent to the year end, New Gold completed a scoping study for the C-zone to evaluate the potential for the C-zone to extend the mine’s life. The scoping study relates to the economic potential of the C-zone mineral resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. The results of the study are highlighted below:

AT-A-GLANCE AS AT DECEMBER 31, 2014 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources)) Gold: 1.05 MILLION OUnces copper: 814 million pounds

Highlights of the scoping study include:

•	Five years of additional mine life, including ramp-up period.
•	21.5 million tonnes at 0.76 grams per tonne gold and 0.80% copper - 522 thousand ounces of gold and 377 million pounds of copper contained.
•	Gold and copper recovery of 86%.
•	Full-year average annual production of 107,000 ounces of gold and 77 million pounds of copper.
•	Development capital costs of $349 million at an exchange rate assumption of C$1.25/US$, including $40 million of contingency. Total sustaining capital costs of $110 million.
•	Total operating costs, including mining, processing and general and administrative, of $19.23 per tonne; cash costs are expected to remain in line with current levels.
•	Project economics – at $1,300 per ounce gold, $3.00 per pound copper and a C$1.25/US$ exchange rate, the C-zone project has an after-tax 5% NPV of $129 million, an IRR of 13% and payback period of 3.0 years.

The scoping study relates to the economic potential of the C-zone mineral resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that a scoping study is preliminary in nature and accordingly subject to a high degree of uncertainty. A preliminary and/or definitive feasibility study will be required to further evaluate the C-zone project’s economics.

The scoping study was prepared by New Gold with Roscoe Postle Associates Inc. (“RPA”) providing an independent third party review. The independent Qualified Persons who reviewed and approved the disclosure contained on the C-zone scoping study were David W. Rennie, P.Eng., Principal Geologist, RPA; Holger Krutzellmann, P.Eng. Associate Principal Metallurgist, RPA; and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer, RPA.

Project Advancement

•	Further evaluating mine design, production schedule and preliminary economics for inclusion in a feasibility study targeted for early 2016.
•	Baseline environmental work is ongoing.
•	Tailings stabilization test work programs are scheduled to commence in the coming weeks.

Project Costs

For the first quarter of 2015, capital expenditures totalled $0.5 million.

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El Morro Project, Atacama Region, Chile

El Morro is a gold-copper development project located in north-central Chile, Atacama Region, and approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with low expected cash costs and great organic growth potential. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

AT-A-GLANCE

AS AT MARCH 31, 2015

PROVEN AND PROBABLE RESERVES (30%)

GOLD: 2.7 MILLION OUNCES

copper: 2.0 billion pounds

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 0.4 MILLION OUNCES

copper: 0.3 billion pounds

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time commercial production commences. Pursuant to the above agreement, New Gold has drawn down $89.7 million of carried funding at March 31, 2015. For the first quarters of 2015 and 2014, project spending, excluding interest was $1.2 million and $1.2 million, respectively. New Gold had no cash outlay in the first quarter of 2015.

Since 2011, the resolution by the Chilean Environmental Permitting Authority (“Servicio de Evaluación Ambiental” or “SEA”) approving the Environmental Impact Study (“EIS”) for the El Morro project has been the subject of various claims and appeals based on inadequate consultation and constitutional protections.  At various times during these proceedings, the El Morro project’s environmental permit has been suspended and reinstated, and as a result activities at the El Morro Project have been limited.  Most recently, on October 7, 2014, the Chilean Supreme Court invalidated the project’s environmental permit. Sociedad Contractual Minera El Morro subsequently withdrew its environmental permit in November 2014 and has commenced studies to determine the optimal development plan for the project.  El Morro remains committed to productive interaction and engagement with the adjacent communities and regional authorities.

El Morro remains one of the highest-grade undeveloped copper-gold porphyry deposits in the world with a substantial base of gold and copper mineral reserves. In addition, the broader El Morro land package totals 417 square kilometres with significant untested exploration potential.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at March 31		As at December 31
(in millions of U.S. dollars)	2015	2014
balance sheet information
Cash and cash equivalents	365.8	370.5
Current assets	240.3	264.0
Non-current assets	3,301.7	3,247.3
Total assets	3,907.8	3,881.8

Current liabilities	109.4	104.9
Non-current liabilities excluding long-term debt	676.4	631.4
Long-term debt	876.9	874.3
Total liabilities	1,662.7	1,610.6
Total equity	2,245.1	2,271.2
Total liabilities and equity	3,907.8	3,881.8

Assets

Total assets were $3,907.8 million at March 31, 2015 compared to $3,881.8 million at December 31, 2014. The increase in total assets is primarily attributable to growth capital expenditures at New Afton (mill expansion) and Rainy River and sustaining capital expenditures at Mesquite.

Cash and cash equivalents

The closing cash balance at March 31, 2015 was consistent with the year end balance. During the quarter the Company purchased $200.0 million worth of Canadian dollars at an average exchange rate of C$1.25/US$. Of the $200.0 million translated, the Company elected to apply hedge accounting on $150.0 million. The $150.0 million is designated for capital expenditure at Rainy River as a significant portion of the project costs are denominated in Canadian dollars, and the Company is attempting to mitigate the foreign exchange exposure. At March 31, 2015 the Company held 51% of its cash in Canadian dollars.

Current Assets

The decrease in current assets is primarily driven by the receipt of sales tax at Cerro San Pedro during the first quarter of 2015.

Mining Interests

Mining interests consist of the Company’s mining properties, development projects and property, plant and equipment. For the first quarter of 2015, the Company spent $69.2 million primarily focused on the mill expansion at New Afton, continued project advancement at Rainy River and the leach pad expansion and stripping projects at Mesquite.

Liabilities

Total liabilities were $1,662.7 million at March 31, 2015, compared to $1,610.6 million at December 31, 2014. The increase in liabilities is attributable to deferred tax liabilities and reclamation obligations.

Reclamation and Closure Cost Obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

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The long-term discounted portion of the liability at March 31, 2015 is $63.0 million compared to $63.5 million at December 31, 2014. Changes in the liability are primarily due to decreases in the discount rate used in the fair value calculation of the liability. The Company intends to spend $1.6 million in 2015 on reclamation activities, and the remainder in future periods.

Long-Term Debt

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At March 31, 2015, the Company had $876.9 million in long-term debt compared to $874.3 million at December 31, 2014. In the first quarter of 2015 the Company capitalized interest of $4.5 million to qualifying development projects, primarily to Rainy River. Comparatively the Company capitalized $7.8 million of interest in the prior-year period.

On April 5, 2012, the Company issued Senior Unsecured Notes denominated in U.S. dollars, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At March 31, 2015, the face value of these notes totalled $300 million and the carrying amount totalled $294.4 million. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued additional Senior Unsecured Notes denominated in U.S. dollars. These notes mature and become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At March 31, 2015, the face value of these notes totalled $500 million and the carrying amount totalled $491.8 million. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option to draw an additional $50.0 million above and beyond the base $300.0 million, subject to lender participation. Net debt will be used to calculate leverage for the purpose of covenant tests and pricing levels. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA). Significant financial covenants are as follows:

Twelve months ended March 31			Twelve months ended December 31
	Financial Covenant	2015	2014
financial covenants
Minimum interest coverage ratio (EBITDA to interest)	> 3.0 : 1	4.9 : 1	5.3 : 1
Maximum leverage ratio (net debt to EBITDA)	< 3.5 : 1	1.9 : 1	1.6 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.51% as at March 31, 2015 (2014 – 0.63% under the previous facility).

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As at March 31, 2015, the Company had not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$21.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work, C$16.1 to the Ministry of Northern Development and Mines in Ontario, Fisheries and Oceans Canada and the township of Chapple for the first part of the Rainy River closure plan, C$2.7 million for Blackwater’s reclamation requirements, and $1.2 million relating to workers’ compensation security at Mesquite. The annual fees are 1.35% of the value of the outstanding letters of credit which totalled $61.1 million as at March 31, 2015 (2014 - $42.9 million).

Subsequent to the quarter end the B.C. Hydro letter of credit was released as New Afton met its obligations under the agreement to consume and pay for power in the early period of operations.

Current and Deferred Income Taxes

The net deferred income tax liability increased from $326.6 million at December 31, 2014 to $370.4 million at March 31, 2015. The change is driven by an increase in the deferred tax liabilities associated with the foreign exchange revaluation of non-monetary assets, which the Company recorded a foreign exchange loss of $35.7 million. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar.

The current income tax receivable balance was $24.6 million at March 31, 2015 compared to $31.1 million at December 31, 2014 as a result of the receipt of $8.6 million of income tax refunds at Cerro San Pedro during the first quarter of 2015.

Liquidity and Cash Flow

As at March 31, 2015, the Company had cash and cash equivalents of $365.8 million compared to $370.5 million at December 31, 2014. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s cash flows from operating, investing and financing activities, as presented in the Condensed Consolidated Statements of Cash Flows, are summarized in the following table for the first quarter of 2015 and 2014:

Three months ended March 31
(in millions of U.S. dollars)	2015	2014
cash flow information
Cash generated in operating activities	69.8	81.4
Cash used in investing activities	(68.8)	(56.1)
Cash generated used in financing activities	0.1	0.6
Effect of exchange rate changes on cash and cash equivalents	(5.8)	(2.2)
Change in cash and cash equivalents	(4.7)	23.7

Operating Activities

Net cash generated from operating activities for the first quarter of 2015 was $69.8 million compared to $81.4 million for the prior-year period. Net cash generated from operations has decreased compared to the prior-year period, due to lower sales volumes and lower average realized prices on all metals partially offset by income tax refunds received at Cerro San Pedro.

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During the year, the Company received tax refunds in the amount of $7.4 million compared to taxes paid of $0.1 million in the prior year. Tax refunds were received at Cerro San Pedro while the decrease in cash tax payments is primarily due to the geographical mix of profits.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operations. Spending was consistent with the prior-year period, with the Company spending $69.2 million in the first quarter of 2015 compared to $56.1 million in first quarter of 2014. Investing activities in the first quarter of 2015 million primarily focused on the mill expansion at New Afton, continued project advancement at Rainy River and the leach pad expansion and stripping projects at Mesquite. Investing activities in the prior-year period focused on mine development at New Afton, and continued project advancement at Rainy River and Blackwater.

The following table summarizes the capital expenditures (Mining Interests per the Condensed Consolidated Statements of Cash Flows):

Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Mining interests by site
New Afton	19.6	21.0
Mesquite	22.5	3.8
Peak Mines	5.8	6.0
Cerro San Pedro	0.3	11.2
Rainy River	19.0	8.8
Blackwater	2.0	5.7
Corporate	-	0.1
Total Mining Interests	69.2	56.6

In the opinion of management, the working capital at March 31, 2015, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022, assuming the continuation of prevailing commodity prices, exchange rates and operations per mine plans.

However, the Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

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Commitments

The Company has entered into a number of contractual commitments for capital items related to operations and development. At March 31, 2015, these commitments totalled $264.3 million, $142.0 of which are expected to fall due over the next 12 months. This compares to commitments of $243.0 million at December 31, 2014, $141.4 of which were expected to fall due over the next 12 months. The increase is due to Rainy River entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contacts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Cerro San Pedro Mine

After public consultation, on March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which the Cerro San Pedro Mine is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosí were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal and in August 2014 the Tribunal issued a ruling with the effect that the inappropriate conditions were annulled. MSX subsequently applied for its operations license for 2015 and was advised by the Municipality the license would also be subject to inappropriate conditions. On February 3, 2015 the State Contentious and Administrative Tribunal granted MSX an injunction against the Municipality which ensures the continued operation of the mine pending the Tribunal’s ruling regarding the inappropriate conditions. MSX may not ultimately prevail in proceedings regarding the terms and conditions of the license. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

As at March 31, 2015
(in millions of U.S. dollars, except where noted)	> 1 year	2-3 Years	4-5 Years	After 5 Years	Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	-	-	890.7	890.7
Interest payable on long-term debt	52.3	91.5	104.5	95.8	344.1
Operating Lease commitments	11.7	1.0	0.9	-	13.6
Capital expenditure commitments	142.0	122.3	-	-	264.3
Reclamation and closure cost obligations	2.9	3.0	7.8	65.6	79.3
Total contractual obligations	208.9	217.8	113.2	1,052.1	1,592.0
1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2013 and November 15, 2013. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the three months ended March 31, 2015.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at April 29, 2015, there were 509,082,914 common shares of the Company outstanding. The Company had 13,758,026 stock options outstanding under its share option plan, exercisable for up to 13,758,026 common shares. In addition, there are warrants outstanding exercisable for up to 28,114,398 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

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The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

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Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
cash costs reconciliation
Operating expenses	99.6	98.5
Treatment and refining charges on concentrate sales	7.4	8.8
Adjustments(1)	0.7	(0.2)
Total cash costs before by-product revenue	107.7	107.1
By-product copper and silver sales	(62.8)	(83.2)
Total cash costs net of by-product revenue	44.9	23.9
Gold ounces sold	92,398	94,052
Total cash costs per gold ounce sold ($/ounce)	486	254
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	729	658
Total cash costs net of by-product revenue	44.9	23.9
Sustaining capital expenditures(3)	37.8	27.6
Sustaining exploration - expensed & capitalized	2.0	2.2
Corporate G&A including share-based compensation(4)	8.0	8.4
Reclamation expenses	1.0	1.3
Total all-in sustaining costs	93.7	63.4
All-in sustaining costs per gold ounce sold ($/ounce)	1,014	674
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	1,069	908
1.	Adjustments include non-cash items related to asset retirement obligations and inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Sustaining Capital Expenditure Reconciliation

Three months ended March 31
(in millions of U.S. dollars)	2015	2014
sustaining capital expenditures
Mining Interests per statement of cash flows	69.2	56.6
New Afton growth capital expenditure (1)	(9.0)	(4.8)
Cerro San Pedro growth capital expenditure(2)	-	(8.8)
Rainy River growth capital expenditure	(19.0)	(8.8)
Blackwater growth capital expenditure	(2.0)	(5.7)
Sustaining capitalized exploration included in mining interests	(1.4)	(0.9)
Sustaining capital expenditures	37.8	27.6
1.	Current year growth capital expenditures at New Afton relate to the mill expansion and scoping study for the C-zone. Prior-year period costs relate to mill expansion and preliminary economic assessments and exploration for the C-zone.
2.	Growth capital expenditures at Cerro San Pedro related to capitalized stripping costs for Phase 5 in the prior-year period.

Adjusted Net (Loss) Earnings and Adjusted Net (loss) Earnings per Share

“Adjusted net (loss) earnings” and “adjusted net (loss) earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which excludes the following from net (loss) earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Gains (losses) on Fair Value through Profit and Loss financial assets;
•	Ineffectiveness of hedging instruments and monetization of the Company’s legacy hedge position;
•	Fair value changes on share purchase warrants;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net loss has been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items. Other adjustments to net (loss) earnings also include the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net loss, the reversal of tax on an adjusted basis is also minimal.

The Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net (loss) earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net (loss) earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

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Adjusted net (loss) earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. The reconciliation of net (loss) earnings to adjusted net (loss) earnings is below:

Three months ended March 31
(in millions of U.S. dollars)	2015	2014
adjusted net (LOSS) earnings reconciliation
Net (loss) earnings before taxes	(37.0)	5.5
Gain on disposal of assets	(0.1)	(0.3)
Realized and unrealized gain on non-hedged derivatives	(4.5)	(2.3)
Loss on foreign exchange	36.0	18.8
Loss on hedge monetization over original term of hedge	-	6.8
Adjusted net (loss) earnings before tax	(5.6)	28.5
Income tax expense	(6.8)	(7.3)
Income tax adjustments	7.5	(3.0)
Adjusted income tax expense	0.7	(10.3)
Adjusted net (loss) earnings	(4.9)	18.2
Adjusted (loss) earnings per share (basic)	(0.01)	0.04
Adjusted effective tax rate	13%	36%

Net Cash Generated from operations, before changes in non-cash working capital

“Net cash generated from operations, before changes in non-cash working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to further evaluate the Company’s results of operations in each reporting period.

Net cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended March 31
(in millions of U.S. dollars)	2015	2014
net cash reconciliation
Net cash (used) generated from operations	69.8	81.4
Add back (deduct): Change in non-cash operating working capital	(2.4)	8.7
Net cash generated from operations before changes in non-cash working capital	67.4	90.1
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Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended March 31
(in millions of U.S. dollars)	2015	2014
OPERATING MARGIN
Revenues	168.9	190.5
Less: Operating expenses	(99.6)	(98.5)
Operating margin	69.3	92.0

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
AVERAGE REALIZED PRICE
Revenues from gold sales	110.4	112.5
Treatment and refining charges on concentrate sales	3.1	3.7
Loss on hedge monetization over original term of hedge	-	6.8
Gross revenues from gold sales	113.5	123.0
Gold ounces sold	92,398	94,052
Average realized price per gold ounce sold	1,229	1,308

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ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company include metal prices, production and cost estimates, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the Company’s audited consolidated financial statements for the year ended December 31, 2014, corresponding management discussion and analysis and our latest Annual Information Form, filed on SEDAR at www.sedar.com.

General Risks

Environmental Risk

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico, where it operates, as well as in Canada and Chile with respect to its development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air, and water quality standards, land use and reclamation. The regulations also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Other Regulatory Risk

The Company is and will also be subject to other government regulations such as tax reforms in the Company’s operating jurisdictions.

A tax reform legislation was enacted by the Chilean government and published on September 29, 2014 in the Chilean Official Gazette. The tax reform introduces substantial changes to the Chilean tax system and increased the tax rate in Chile from 20% to 35%.

New Gold continues to monitor the progress of changes in tax reform in the Company’s mining jurisdictions.

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Financial Risk Management

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2014.

				As at March 31, 2015
(in millions of U.S. dollars)	Loans and Receivables at amortized cost	Financial Instruments at FVTPL	Financial Liability at Fair Value through OCI	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	365.8	-	-	-	365.8
Trade and other receivables	27.9	-	-	-	27.9
Provisionally priced contracts	-	0.8	-	-	0.8
Copper swap contracts	-	0.2	-	-	0.2
Investments	-	0.4	-	-	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	100.9	100.9
Long-term debt	-	-	-	876.9	876.9
Warrants	-	11.2	-	-	11.2
Diesel swap contracts	-	-	0.6	-	0.6
Restricted share units	-	1.6	-	-	1.6
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

				As at December 31, 2014
(in millions of U.S. dollars)	Loans and Receivables at amortized cost	Financial Instruments at FVTPL	Financial Liability at Fair Value through OCI	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	370.5	-	-	-	370.5
Trade and other receivables	35.2	-	-	-	35.2
Provisionally priced contracts	-	(8.4)	-	-	(8.4)
Copper swap contracts	-	8.0	-	-	8.0
Investments	-	0.4	-	-	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	95.3	95.3
Long-term debt	-	-	-	874.3	874.3
Warrants	-	16.9	-	-	16.9
Restricted share units	-	1.5	-	-	1.5
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

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Credit Risk

Credit risk is the risk of an unexpected loss arising if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2014 is not considered to be high.

The Company’s maximum exposure to credit risk is as follows:

As at March 31		As at December 31
(in millions of U.S. dollars)	2015	2014
CREDIT RISK EXPOSURE
Cash and cash equivalents	365.8	370.5
Trade and other receivables	28.9	34.8
Total financial instrument exposure to credit risk	394.7	405.3

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S. The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 to our audited consolidated financial statements for the year ended December 31, 2014.

The aging of trade and other receivables at March 31, 2015 and December 31, 2014 is as follows:

	As at March 31						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2015 Total	2014 Total
AGING trade and other RECEIVABLEs
New Afton	6.5	-	-	-	-	6.5	3.8
Mesquite	-	-	-	-	-	-	1.1
Peak Mines	5.2	-	-	-	-	5.2	2.9
Cerro San Pedro	6.5	0.7	2.3	3.1	1.2	13.8	25.0
Rainy River	2.7	-	-	-	-	2.7	1.7
Blackwater	0.3	-	-	-	-	0.3	0.2
Corporate	0.4	-	-	-	-	0.4	0.1
Total trade and other receivables	21.6	0.7	2.3	3.1	1.2	28.9	34.8

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

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The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 to our audited consolidated financial statements for the year ended December 31, 2014.

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

As at March 31						As at December 31
(in millions of U.S. dollars)	< 1 year	2-3 years	4-5 years	After 5 years	2015 Total	2014 Total
DEBT COMMITMENTS
Trade and other payables	101.8	0.7	-	-	102.5	97.0
Long-term debt	-	-	-	890.7	890.7	888.5
Interest payable on long-term debt	52.3	91.5	104.5	95.8	344.1	357.1
Provisionally priced contracts net of copper swap contracts	1.0	-	-	-	1.0	(0.4)
Total debt commitments	155.1	92.2	104.5	986.5	1,338.3	1,342.2

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

Currency Risk

The Company operates in Canada, the United States, Australia, Mexico and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

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Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations, and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at March 31, 2015
(in millions of U.S. dollars)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	37.7	2.4	2.9
Trade and other receivables	9.9	5.2	13.8
Income tax receivable/(payable)	(1.2)	(2.8)	12.1
Deferred tax asset	131.1	8.3	8.5
Trade and other payables	(28.2)	(10.0)	(25.6)
Deferred tax liability	(270.3)	(46.6)	(11.5)
Reclamation and closure cost obligations	(17.7)	(15.4)	(19.1)
Warrants	(11.2)	-	-
Employee benefits	-	(7.0)	-
Restricted share units	(0.7)	(0.3)	(0.5)
Total exposure to currency risk	(150.6)	(66.2)	(19.4)

As at December 31, 2014
(in millions of U.S. dollars)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	15.3	1.4	0.7
Trade and other receivables	2.7	2.9	25.0
Income tax receivable/(payable)	(0.5)	(3.7)	18.7
Deferred tax asset	124.1	8.2	8.6
Trade and other payables	(38.4)	(15.0)	(27.0)
Deferred tax liability	(219.8)	(46.5)	(10.8)
Reclamation and closure cost obligations	(18.1)	(15.9)	(19.1)
Warrants	(16.9)	-	-
Employee benefits	-	(7.9)	-
Restricted share units	(1.7)	-	-
Total exposure to currency risk	(153.3)	(76.5)	(3.9)

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Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

Three months ended March 31		Year ended December 31
(in millions of U.S. dollars)	2015	2014
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	15.1	(3.2)
Australian dollar	6.6	(7.5)
Mexican peso	1.9	(1.2)

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Facility interest is variable; however, the Facility was undrawn as at March 31, 2015.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $3.5 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the first quarter of 2015, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,147 to $1,296 per ounce, and by copper prices in the range of $2.44 to $2.86 per pound. Metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at March 31, 2015, working capital includes unpriced gold and copper concentrate receivables totaling 18,000 ounces of gold and 1.6 million pounds of copper not offset by copper swap contracts. A $100 change in gold price per ounce would have an impact of $1.8 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $0.2 million on the Company’s working capital position.

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The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit vesting prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Three months ended March 31		Year ended December 31
(in millions of U.S. dollars)	2015 Net Earnings	2015 Other Comprehensive Income	2014 Net Earnings	2014 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	11.4	-	47.8	-
Copper price	5.7	-	30.7	-
Silver price	0.4	-	2.0	-
Fuel price	1.1	0.1	7.0	-
Warrants	1.1	-	1.7	-
Restricted share units	0.4	-	0.3	-

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Critical Judgments in the Application of Accounting Policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on Blackwater and Rainy River and the New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and LOM plans.

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(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operates and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

(vi) Determination of cash generating unit (“CGU”)

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generate or will have the ability to generate cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

(vii) Determination of purchase price allocation

Business combinations require the Company to determine the identifiable asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

Key Sources of Estimation Uncertainty in the Application of Accounting Policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation

Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

(iii) Mineral Reserves

The figures for Mineral Reserves and Mineral Resources are determined in accordance with NI 43-101 issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

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(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v)  Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Future Changes in Accounting Policies

Depreciation

On May 12, 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment (“IAS 16”), and IAS 38, Intangible Assets (“IAS 38”). In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for reporting periods beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of applying the amendments but does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Company has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

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Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”).  The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Presentation of Financial Statements

On December 18, 2014, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Property, Plant and Equipment

On May 12, 2014, the IASB amended IAS 16, Property, Plant, and Equipment (“IAS 16”). The amendments to IAS 16 clarify that the use of revenue-based methods to determine the depreciation of an asset is not appropriate. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Employee Benefits

On November 13, 2013, the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014.  IAS 19 was further amended on July 30, 2014.  The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Intangible Assets

On May 12 2014, the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting, is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2015 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at March 31, 2015.

The Company’s internal controls over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2014. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in NI 43-101. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis or feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the headings “Corporate Developments”, “Our Business”, “Outlook for 2015”, “Key Performance Drivers”, “Economic Outlook”, “Liquidity and Cash Flow”, “Contractual Obligations” and include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs; the expected throughput rate at New Afton and targeted timing for commissioning the mill expansion and achieving expected throughput rates; the estimation of Mineral Reserve and Mineral Resource estimates and the realization of such estimates; grades expected to be mined at the Company’s operations; the results of the Rainy River feasibility study and the New Afton Mine C-zone scoping study, including operating parameters and expected mine life, production, costs, and project economics; expected future mining activities; planned exploration activities and the goals and expected results of exploration activities; plans to advance the New Afton mine C-zone project, including permitting requirements, impact on the historic tailings facility from the historic Afton mine, capital expenditures and potential timelines; and targeting timing for commissioning and full production (and other activities) related to the New Afton mill expansion, Rainy River and the leach pad expansion at Mesquite.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and New Gold’s Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized; and (10) commodity prices and exchange rates being consistent with those estimated for the purposes of 2015 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, Blackwater projects and the New Afton mine C-zone scoping study; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties, or interests in mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for the Blackwater project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark A. Petersen, Vice President, Exploration, New Gold. Mr. Petersen is a Registered Member of the Society for Mining, Metallurgy & Exploration (SME), a Certified Professional Geologist and member of the American Institute of Professional Geologists (AIPG), and a “Qualified Person” as defined under National Instrument 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties.

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